Sonasoft Corp.
2150 Trade Zone Blvd, Suite 203
San Jose, CA 95131

August 15, 2013

Kathleen Collins
Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Received SEC
AUG 16 2013
Washington, DC 20549

Re: Sonasoft Corporation
Amendment No. 6 to Offering Statement on Form 1-A
Filed July 17, 2013
File No. 024-10327

Dear Ms. Collins:

We hereby submit the responses of Sonasoft Corporation (the "Company") to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter, dated July 30, 2013, to Nand Khanna of the Company in regard to the above-referenced filing.

For convenience, each staff comment contained in your letter is numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 7 to the Form 1-A ("Amendment No. 7"), filed with the Securities and Exchange Commission on August 15, 2013. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 7, as amended by the amendment(s).

Capitalization, page 30

1. The disclosures in the capitalization table do not agree to the amounts included in your balance sheet. Please revise.

Response: We have revised the capitalization table to agree with the balance sheet figures.

Management Relationships, Transactions and Remuneration

(b) If the company has made loans to or is doing business with any of its officers… page 39

2. You disclose in Note 5 to your financial statements that during the quarter ended March 31, 2013, existing stockholders advanced the company $86,000. Please tell us if any of those

existing shareholders were officers, directors, key personnel or 10% stockholders of the company. If they were, discuss the advance in this section.

Response: The $86,000 that the Company received during the quarter ended March 2013 was in fact proceeds of sales of the Company's common stock. Note 5 has been revised to make this clarification. Note 5 has also been revised to indicate that none of the purchasers were officers, directors, key personnel or 10% stockholders.

Balance Sheet

3. We note from your response to prior comment 3 that you reduced the amount of Accruals included in current liabilities for each period presented; however, it appears such amounts were reclassified to "Notes Payable – Current." Our comment was addressing the classification of deferred revenue between current and non-current liabilities and therefore, it remains unclear how you classify deferred revenue in your balance sheet. It appears from your revised disclosures in Note 1(G) that you currently have two and three-year maintenance contracts outstanding. Tell us the deferred revenue balance for each period presented and tell us where such amounts are classified in your balance sheet. To the extent that you have not classified any portion of your deferred revenues as long-term liabilities, please explain why or revise your financial statements accordingly.

Response: The deferred revenue is not classified in "Notes Payable – Current". It is classified in "Other Current Liabilities" and "Other Long Term Liabilities". We have revised Note 1(G) to clarify how much was carried as long-term versus short-term for the applicable periods.

Note 1. Summary of Significant Accounting Policies and Organization

(G) Revenue Recognition, page F-6

4. We note from your response to prior comment 2 that it is customary for customers to renew a two-year and three-year maintenance agreement for only one year upon initial expiration. Considering you do not appear to have any separate sales of your two-year and three-year maintenance contracts, please explain further how you are able to establish VSOE of fair value for maintenance in your two-year and three-year arrangements pursuant to the guidance in ASC 985-605-25-6. To the extent that you are unable to establish VSOE of fair value for all undelivered elements in your two-year and three-year arrangements, tell us your consideration to recognize the entire arrangement fee over the life of the maintenance contract pursuant to ASC 985-605-25-10.

Response: We have revised Note 1(G) according to the guidance in ASC 985-605.

Note 9. Convertible Note Payable – Related Party, page F-12

5. We note from your response to prior comment 6 that you reclassified all notes to current liabilities with the exception of the EMI Property Management note payable. Tell us why

there is no amount classified as "Notes Payable non-current" for this note at December 31, 2011 or revise your financial statements accordingly.

Response: Upon further investigation of the Company's records, the Company did not execute any written note with EMI Property management but made verbal agreement to pay interest on the outstanding amount owed to EMI Property Management as of August 1, 2011 of $16,238.08. As this verbal agreement does not constitute a note, we have included $16,919 outstanding as December 31, 2011, $18,543 as of December 31, 2012 and $18,948 as of March 31, 2013 respectively in "Other Current Liabilities".

Exhibits, page 60

6. Please ensure that you have filed as exhibits all of the outstanding promissory notes described in Note 9 to your financial statements or provide us with an analysis as to why they are not required to be filed. Refer to Item 2 of Part III of the Form 1-A.

Response: We have included all of the outstanding promissory notes described in Note 9 to our financial statements as exhibits.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sonasoft Corporation



By: _____

Nand (Andy) Khanna

President and Chief Executive Officer